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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)
                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                 ------------

                               pcORDER.COM, INC.
                           (NAME OF SUBJECT COMPANY)
                                 ------------

                               pcORDER.COM, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  70453H 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                Richard Friedman
                               pcOrder.com, Inc.
                             5001 Plaza on the Lake
                              Austin, Texas 78746
                                 (512) 684-1100
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
            COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

    With copies to counsel to the special committee of the pcOrder board of directors:

                               Henry Lesser, Esq.
                       Gray, Cary, Ware & Freidenrich LLP
                              400 Hamilton Avenue
                        Palo Alto, California 94301-1809
                                 (650) 833-2425

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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

ITEM 1. SUBJECT COMPANY INFORMATION.

(A) NAME AND ADDRESS.

   The name of the subject company is pcOrder.com, Inc., a Delaware corporation. The address of the principal executive offices of pcOrder is 5001 Plaza on the Lake, Austin, Texas 78746, and its telephone number is (512) 684-1100.

(B) SECURITIES.

   The title of the class of equity securities to which this Solicitation/Recommendation Statement relates is the Class A common stock, par value $0.01 per share ("CLASS A COMMON STOCK" or the "SHARES"), of pcOrder. As of October 21, 2000, there were 6,237,565 shares of Class A Common Stock issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

(A) NAME AND ADDRESS.

   The filing person of this Statement is the subject company, pcOrder. The business address and business telephone number of pcOrder are as set forth in
Item 1(a) above.

(B) NOT APPLICABLE.

(C) NOT APPLICABLE.

(D) TENDER OFFER.

   This Statement relates to the tender offer by Trilogy Software, Inc., a Delaware corporation, to purchase any and all outstanding shares of Class A Common Stock of pcOrder at a purchase price of $6.375 per share, net to the seller in cash (less any required withholding taxes), without interest thereon. The tender offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 6, 2000, and in the related Letter of Transmittal. The Offer to Purchase, together with the Letter of Transmittal, as they may be amended or supplemented from time to time, constitute the "OFFER." Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibit (a)(1) and (a)(2) herewith, respectively, and are incorporated herein by reference in their entirety. Trilogy already owns 100% of the Class B common stock, par value $0.01 per share ("CLASS B COMMON STOCK"), of pcOrder, which constitutes approximately 62% of the combined outstanding Class A Common Stock and Class B Common Stock. The Offer is described in a Tender Offer Statement on Schedule TO (which includes the information required to be reported under Rule 13e-3), dated November 6, 2000 (the "SCHEDULE TO"), which was filed with the Securities and Exchange Commission on November 6, 2000.

   The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 25, 2000 (the "MERGER AGREEMENT"), by and among Trilogy, POI Acquisition Corp., Inc., a Delaware corporation and wholly-owned subsidiary of Trilogy, and pcOrder. Following the consummation of the Offer and the satisfaction or waiver of certain conditions, POI Acquisition Corp. will merge with and into pcOrder (the "MERGER"). pcOrder will continue as the surviving corporation. In the Merger, each outstanding share of Class A Common Stock (other than shares held in the treasury of pcOrder, or owned by Trilogy or POI Acquisition Corp. or held by stockholders who perfect and do not withdraw or otherwise lose their appraisal rights under Delaware law) will be converted into the right to receive the merger consideration, which will be $6.375 per share, net to the seller in cash (less any required withholdings for taxes), or any higher price paid per share in the Offer. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference in its entirety.

   The Schedule TO states that the principal executive offices of Trilogy and POI Acquisition Corp. are located at 6034 West Courtyard Drive, Austin, Texas 78730.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(A) NOT APPLICABLE.

(B) NOT APPLICABLE.

(C) NOT APPLICABLE.

(D) CONFLICTS OF INTEREST.

   Except as described or referred to in this Item 3, there exists on the date hereof no material agreement, arrangement or understanding and no actual or potential conflict of interest between pcOrder or its affiliates and either (i) pcOrder, its executive officers, directors or affiliates (other than Trilogy and any of its affiliates other than pcOrder) or (ii) Trilogy or any of its respective executive officers, directors or affiliates (other than pcOrder and any of its affiliates other than Trilogy).

 1. CERTAIN ARRANGEMENTS BETWEEN pcORDER AND ITS EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATES.

   PROXY STATEMENT DISCLOSURES. Certain contracts, agreements, arrangements and understandings between pcOrder and its executive officers, directors and affiliates are described on pages 2-4 and pages 11-20 of pcOrder's "Proxy Statement For the Annual Meeting of Stockholders to be Held on July 6, 2000" (the "2000 PROXY STATEMENT") in the sections: "Election of Directors," "Ownership of Securities," "Executive Compensation and Other Information," "Employment Contracts, Termination of Employment and Change in Control Arrangements," "Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report on Executive Compensation" and "Certain Relationships," and in Items 10 through 13, inclusive, of pcOrder's Annual Report on Form 10-K for the year ended December 31, 1999 (the "FORM 10-K"). The 2000 Proxy Statement is filed herewith as Exhibit (e)(21) and is incorporated herein by reference. Items 10 through 13, inclusive, of the Form 10-K are filed herewith as Exhibit (e)(22) and are incorporated herein by reference. The information incorporated by reference is considered to be a part of this Statement, except for any information that is superseded by information included directly in this Statement.

   The information set forth under "SPECIAL FACTORS--The Merger Agreement-- Treatment of Options and ESPP," "SPECIAL FACTORS--Transactions and Arrangements Concerning the Shares," "SPECIAL FACTORS--Related Party Transactions" and "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger" is incorporated herein by reference. pcOrder terminated its Employee Stock Purchase Plan as of November 1, 2000, and no new elections by any person to participate in the Employee Stock Purchase Plan will be honored.

 2. CERTAIN ARRANGEMENTS BETWEEN pcORDER AND TRILOGY.

   The information set forth under "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer and the Merger," "SPECIAL FACTORS--Recommendation of the pcOrder Special Committee and the pcOrder Board; Fairness of the Offer and the Merger," "SPECIAL FACTORS--Opinion of Financial Advisor to the pcOrder Special Committee," "SPECIAL FACTORS--The Merger Agreement," "SPECIAL FACTORS-- Beneficial Ownership of the Shares," "SPECIAL FACTORS--Transactions and Arrangements Concerning the Shares," "SPECIAL FACTORS--Related Party Transactions," "THE TENDER OFFER--Certain Information Concerning pcOrder" and "THE TENDER OFFER--Certain Information Concerning Trilogy and Sub" in the Offer to Purchase is incorporated herein by reference.

 3. INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER.

   In considering the recommendations of the pcOrder Board and the pcOrder Special Committee with respect to the Offer, the Merger and the Merger Agreement and the fairness of the consideration to be received in the Offer and the Merger, stockholders should be aware that certain officers and directors of Trilogy, POI Acquistion Corp. and pcOrder have interests in the Offer and the Merger which are described in the sections of the Offer to Purchase listed below and which may present them with certain potential conflicts of interest.

   The information contained under "SPECIAL FACTORS--Beneficial Ownership of the Shares," "SPECIAL FACTORS--Transactions and Arrangements Concerning the Shares," "SPECIAL FACTORS--Related Party Transactions" and "SPECIAL FACTORS-- Interests of Certain Persons in the Offer and the Merger" in the Offer to Purchase is incorporated herein by reference.

   The pcOrder Special Committee and the pcOrder Board were aware of these actual and potential conflicts of interest and considered them along with the other matters described below in Item 4, "The Solicitation or Recommendation-- Reasons for the Recommendation."

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(A) RECOMMENDATION.

   THE pcORDER BOARD RECOMMENDS THAT THE STOCKHOLDERS OF pcORDER ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

   RECOMMENDATION OF THE pcORDER SPECIAL COMMITTEE. At a meeting held on October 24, 2000, the pcOrder Special Committee unanimously determined, pursuant to the authority conferred in the pcOrder Special Committee by the pcOrder Board, to recommend to the pcOrder Board that the pcOrder Board:

  . determine that the Offer is fair to and in the best interests of the pcOrder stockholders not affiliated with Trilogy;

  . approve the Merger Agreement and the transactions it contemplates, including the Offer and the Merger; and

  . recommend that the pcOrder stockholders accept the Offer and tender their Shares in the Offer.

   RECOMMENDATION OF THE pcORDER BOARD. At a meeting held on October 24, 2000, after hearing the pcOrder Special Committee's recommendation, the pcOrder Board, by unanimous vote of all directors, except as noted below, and based on, among other things, the recommendation of the pcOrder Special Committee:

  . determined that the Offer is fair to and in the best interests of the pcOrder stockholders not affiliated with Trilogy;

  . approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and

  . resolved to recommend that the pcOrder stockholders not affiliated with Trilogy accept the Offer and tender their Shares to Trilogy in the Offer.

   pcOrder director Joseph A. Liemandt, Chairman and Chief Executive Officer and majority stockholder of Trilogy's parent company, was not present at the meeting of the pcOrder Board in which the Merger Agreement and the transactions contemplated therein, including the Offer and the Merger, were approved. pcOrder director Peter Barris recused himself from the vote because a venture capital firm in which he is a managing general partner is a stockholder of Trilogy's parent company, and Mr. Barris' partner in the venture capital firm is a member of Trilogy's board of directors.

   A letter to the stockholders of pcOrder, a letter to purchasers under the pcOrder Employee Stock Purchase Plan, a letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees, a letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees communicating the pcOrder Board's recommendation are filed herewith as Exhibits (a)(3)--(a)(5) and (a)(12) and are incorporated herein by reference. Press releases and other written communications announcing the Offer and Merger are filed herewith as Exhibits (a)(7)--(a)(11) and are incorporated herein by reference.

   The pcOrder Board's recommendation is based in part on the oral opinion (which was subsequently confirmed in writing) delivered by Dain Rauscher Wessels, a division of Dain Rauscher Incorporated ("DRW") to the pcOrder Special Committee and the pcOrder Board on October 24, 2000, to the effect that, as of such date and based on and subject to the matters described in the opinion, the price per share of $6.375 to be received pursuant to the Offer and the Merger by pcOrder stockholders not affiliated with Trilogy, POI Acquisition Corp. or any affiliate of Trilogy other than pcOrder, was fair, from a financial point of view, to such stockholders on the date thereof and based on the conditions as they existed and information with which DRW was supplied. The full text of the written opinion, which sets forth the assumptions made, the procedures followed, the matters considered and the limitations on the review undertaken by DRW, is attached to the Offer to Purchase as Annex B and is filed herewith as Exhibit (a)(6) and is incorporated herein by reference.

(B) REASONS FOR THE RECOMMENDATION.

   The reasons for the recommendation stated in this Item 4 are set forth under "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer and the Merger," "SPECIAL FACTORS--Recommendation of the pcOrder Special Committee and the pcOrder Board; Fairness of the Offer and the Merger" and "SPECIAL FACTORS-- Opinion of Financial Advisor to the pcOrder Special Committee" in the Offer to Purchase, and are incorporated herein by reference.

(C) INTENT TO TENDER.

   To the best knowledge of pcOrder, after making reasonable inquiry, each of pcOrder's executive officers, directors and affiliates other than Trilogy and its subsidiaries and those individuals, if any, for whom the tender of Shares could cause them to incur liability under the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended, currently intends to tender pursuant to the Offer all Shares held of record or beneficially owned by them as of the date hereof.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

   The information contained under "SPECIAL FACTORS--Background of the Offer and the Merger," "SPECIAL FACTORS--Recommendation of the pcOrder Special Committee and the pcOrder Board; Fairness of the Offer and the Merger" and "SPECIAL FACTORS--Opinion of Financial Advisor to the pcOrder Special Committee" in the Offer to Purchase is incorporated herein by reference. See the information in those sections for a description of the retention by the pcOrder Special Committee of DRW to act as financial advisor to the pcOrder Special Committee.

   Neither pcOrder nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of pcOrder on its behalf with respect to the Offer or the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

   The information set forth under "SPECIAL FACTORS--Transactions and Arrangements Concerning the Shares," "SPECIAL FACTORS--Related Party Transactions," "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger," and "SPECIAL FACTORS--Beneficial Ownership of the Shares" in the Offer to Purchase and on Schedule II thereto is incorporated herein by reference.

   Except as set forth in this Item 6, no transactions in the Shares during the past 60 days have been effected by pcOrder or, to the best of pcOrder's knowledge, by any executive officer, director, affiliate or subsidiary of pcOrder.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

   Except as described or referred to in this Statement, no negotiation is being undertaken or engaged in by pcOrder which relates to or would result in
(i) a tender offer or other acquisition of the Shares by pcOrder, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization, or liquidation, involving pcOrder or any of its subsidiaries, (iii) a purchase, sale, or transfer of a material amount of assets by pcOrder or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of pcOrder. The information set forth under "SPECIAL FACTORS--Plans for pcOrder after the Offer and the Merger; Certain Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

   Except as described or referred to in this Statement, there are no transactions, pcOrder Board resolutions, agreements in principle, or signed contracts entered into in response to the Offer that would relate to one or more of the matters referred to in this Item 7. The information set forth under "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger" is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

   The information contained in the Offer to Purchase filed as Exhibit (a)(1) herewith is incorporated herein by reference.

ITEM 9. EXHIBITS.

 EXHIBIT NO.                             DESCRIPTION
 -----------                             -----------
 (a)(1)      Offer to Purchase dated November 6, 2000.*+

 (a)(2)      Letter of Transmittal.*+

 (a)(3)      Letter from Ross A. Cooley, the Chairman and Chief Executive
             Officer of pcOrder, to pcOrder's Stockholders, dated November 6, 2000.*+

 (a)(4)      Letter from the Dealer Manager to Brokers, Dealers, Commercial
             Banks, Trust Companies, and Nominees.*

 (a)(5)      Letter to clients for use by Brokers, Dealers, Commercial Banks,
             Trust Companies, and Nominees.*

 (a)(6)      Opinion of Dain Rauscher Wessels, a division of Dain Rauscher
             Incorporated, dated
             October 24, 2000.*+

 (a)(7) Press Release, dated October 25, 2000, regarding the proposed transaction between Trilogy Software, Inc., POI Acquisition Corp., and pcOrder.com, Inc. (Filed as Exhibit 1 to the Schedule TO-C filed by pcOrder on October 25, 2000 and incorporated herein by reference.)

 (a)(8) Press Release, dated October 25, 2000, regarding the financial results of pcOrder.com Inc., for the quarter ended September 30, 2000. (Filed as Exhibit 2 to the Schedule TO-C filed by pcOrder on October 25, 2000 and incorporated herein by reference.)

 (a)(9) Letter delivered to all employees of pcOrder.com Inc., by electronic mail on October 25, 2000 regarding the proposed transaction between Trilogy Software, Inc., POI Acquisition Corp.,
             Inc. and pcOrder.com, Inc. (Filed as Exhibit 3 to the Schedule TO-
             C filed by pcOrder on October 25, 2000 and incorporated herein by reference.)

 (a)(10) Press Release, dated November 1, 2000, reporting the filing of five lawsuits. (Filed as Exhibit 1 to the Schedule TO-C filed by pcOrder on November 1, 2000 and incorporated herein by reference.)

 (a)(11) Letter delivered to all employees of pcOrder.com, Inc. by electronic mail on November 3, 2000 regarding treatment of stock options in the acquisition of pcOrder.com, Inc. by Trilogy
             Software, Inc. (Filed as Exhibit 1 to the Schedule TO-C filed by pcOrder on November 3, 2000 and incorporated herein by reference.)

 EXHIBIT NO.                             DESCRIPTION
 -----------                             -----------
 (a)(12)     Letter, dated November 6, 2000, from pcOrder.com, Inc. to
             Purchasers under the pcOrder Employee Stock Purchase Plan.*+

 (e)(1)      Agreement and Plan of Merger, dated as of October 25, 2000, among
             Trilogy, POI Acquisition Corp. and pcOrder.*+

 (e)(2) Certificate of Incorporation of pcOrder. (Filed as Exhibit 3.1 to the registration statement on S-1 (File No. 333-62985) filed by the registrant (the "FEBRUARY 1999 FORM S-1") and incorporated herein by reference.)

 (e)(3) Certificate of Amendment to the Certificate of Incorporation of pcOrder. (Filed as Exhibit 3.2 to the February 1999 Form S-1 and incorporated herein by reference.)

 (e)(4)      Employment Agreement between pcOrder and Ross A. Cooley dated
             November 1, 1997. (Filed as Exhibit 10.2 to the February 1999 Form
             S-1 and incorporated herein by reference.)

 (e)(5)      Employment Agreement between pcOrder and Christina C. Jones dated
             November 1, 1996. (Filed as Exhibit 10.3 to the February 1999 Form
             S-1 and incorporated herein by reference.)

 (e)(6)      Technology, Services and License Agreement between pcOrder and
             Trilogy dated September 1, 1998. (Filed as Exhibit 10.6 to the
             February 1999 Form S-1 and incorporated herein by reference.)

 (e)(7)      Management Services Agreement between pcOrder and Trilogy dated
             July 1, 1998. (Filed as Exhibit 10.7 to the February 1999 Form S-1 and incorporated herein by reference.)

 (e)(8)      Tax Allocation Agreement between pcOrder and Trilogy dated March
             4, 1996. (Filed as Exhibit 10.8 to the February 1999 Form S-1 and incorporated herein by reference.)

 (e)(9)      Asset Transfer Agreement between pcOrder and Trilogy dated June 1,
             1996. (Filed as Exhibit 10.9 to the February 1999 Form S-1 and incorporated herein by reference.)

 (e)(10) Amendment to Asset Transfer Agreement between pcOrder and Trilogy dated August 21, 1998. (Filed as Exhibit 10.10 to the February
             1999 Form S-1 and incorporated herein by reference.)

 (e)(11)     Sublease between pcOrder and Trilogy dated June 1, 1999. (Filed as
             Exhibit 10.15 to the Annual Report of pcOrder on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference.)

 (e)(12)     Employment Agreement between pcOrder and Richard Friedman dated
             July 9, 1999. (Filed as Exhibit 10.16 to the Annual Report of pcOrder on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference.)

 (e)(13) Amendment of Technology, Services and License Agreement between pcOrder and Trilogy dated October 8, 1999. (Filed as Exhibit 10.17 to the Annual Report on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference.)

 (e)(14)     Retention Agreement, dated October 13, 2000, between pcOrder and
             Carleton K. Thompson.

 (e)(15) Amendment No. 1 to Employment Agreement, dated October 13, 2000, between pcOrder and Richard Friedman.

 (e)(16) Form of Indemnity Agreement entered into by each director and executive officer of pcOrder.

 (e)(17)     1996 Stock Option Plan. (Filed as Exhibit 10.5 to the February
             1999 Form S-1 and incorporated herein by reference.)

 (e)(18)     1999 Stock Incentive Plan. (Filed as Exhibit 4.1 to the
             Registration Statement on Form S-8 (File No. 333-48228) filed
             October 19, 2000 and incorporated herein by reference.)

 (e)(19)     2000 Nonstatutory Stock Option Plan. (Filed as Exhibit 4.2 to the
             Registration Statement on Form S-8 (File No. 333-48228) filed
             October 19, 2000 and incorporated herein by reference.)

 (e)(20) Employee Stock Purchase Plan. (Filed as Exhibit 4.1 to the registration statement on Form S-8 (File No. 333-32700) filed
             March 17, 2000 and incorporated herein by reference.)

 EXHIBIT NO.                            DESCRIPTION
 -----------                            -----------
 (e)(21)     pcOrder's Proxy Statement for the Annual Meeting of Stockholders
             to be held on July 6, 2000. (Filed on Schedule 14A (File No. 333-
             62985) on June 9, 2000 and incorporated herein by reference.)

 (e)(22) Items 10 through 13 of pcOrder's Annual Report on Form 10-K for the year ended December 31, 2000. (Filed on Form 10-K (File No.
             333-62985) on March 30, 2000 and incorporated herein by reference.)

 (g)         None.

--------
* Incorporated by reference to the Schedule TO filed by Trilogy, POI Acquisition Corp. and pcOrder on November 6, 2000.
+ Included in copies mailed to pcOrder's stockholders.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                             pcOrder.com, Inc.

                                             By: /s/ Richard Friedman
                                                ------------------------------
                                                Richard Friedman
                                                VICE PRESIDENT,
                                                GENERAL COUNSEL AND SECRETARY

   Dated: November 6, 2000